Date:

April 5, 2005                     Correspondence

To:

Mr Gary Newberry

United States Securities and Exchange Commission

Division of Corporation Finance

(202) 824 – 5567 (Tel)

(202) 942 – 9528

From:

Mr. Donald Perks

Secureview Systems Inc.

(604) 351 – 9443 (Tel)

(604) 742 – 1985

Re:

Secureview Systems Inc.

Form 20-F Filed October 12, 2004

File No. 0-30520

Amendment

Dear Mr. Newberry:

This is to advise you that the Form 20-F for the year ending March 31, 2004 has the following amendments.

Item 15 – Controls and Procedures, Page 29

Item A – Amended providing the required wording.

Item 19 – Exhibits, page 31

(A) – Financial Statements- Amended Audit refilled to conform with accounting principles generally accepted in Canada.

B Exhibits (a) and (c) – Certifications

Amended providing the required wording.

Should you require additional information regarding these amendments, please contact the writer.  Thank you for your attention to this matter.

Sincerely

Donald Perks

Secureview Systems Inc.